UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) June 22, 2020

TRUE LEAF BRANDS INC.
(Exact name of registrant as specified in its charter)

British Columbia
State or other jurisdiction of incorporation or organization

000-00000
(I.R.S. Employer Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:                      Common Shares

Item 9. Other Events

Press Release

On June 22, 2020, True Leaf Brands Inc. (the "Issuer") issued a release to announce True Leaf Provides Update On Restructuring Process.

Item 10. Exhibits

15.1	Press Release dated June 22, 2020

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Brands Inc.

By:	/s/ Allen Fujimoto
Allen Fujimoto
Interim Chief Executive Officer and Chief Restructuring Officer

Date:  June 22, 2020